FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001

Year ended July 31, 2001

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the year ended July 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 31, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated March 31, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 31, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$4,512	$413
Short-term investments	1,285	-
Accounts receivable (note 3)	3,314	4,190
Inventories (note 4)	508	952
Prepaid expenses and deposits	326	537

	9,945	6,092

Property, plant and equipment (note 5)	11,897	11,932

Intangible and other assets (note 7)	6,592	9,393

	$28,434	$27,417

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$2,333	$4,740
Deferred revenues and royalties payable (note 11(a))	151	3,155
Current portion of long-term debt	796	1,691

	3,280	9,586

Long-term liabilities:
Long-term debt (note 9)	1,074	217
Deferred revenues (note 11(a))	151	-
Tenure allowance (note 11(d))	728	614

	5,233	10,417

Shareholders' equity:
Share capital (note 10)	79,251	71,472
Special warrants, net of issue costs of $88 (note 10(d))	-	887
Contributed surplus	389	20
Deficit	(56,439)	(55,379)

	23,201	17,000

	$28,434	$27,417

Nature of operations (note 1)
Commitments and contractual obligations (notes 6, 11 and 17)
Related party transactions (notes 6, 8 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Percy Skuy” Director “Donald Buxton” Director

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

			Five months ended July 31,	Year ended
	Years ended
December 31,		December 31,
2003	2002	2001	2001

Revenue:
Sales	$13,909	$6,852	$2,770	$3,732
Licensing	208	941	903	2,093

Phytosterol revenues	14,117	7,793	3,673	5,825

Interest and other	150	187	212	2,036

	14,267	7,980	3,885	7,861

Expenses:
Cost of sales, marketing and product development	8,199	7,247	3,880	9,679
General and administrative	5,261	4,245	2,126	6,985
Research and development	2,070	3,209	2,083	7,131
Depreciation and amortization	2,044	2,307	955	1,073

	17,574	17,008	9,044	24,868

Gain on settlement of licensing arrangements (note 11(a))	-	(6,044)	-	-
Write-down of leaseholds and assets (note 11(b))	-	1,136	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Write-down of pilot facility (note 6)	-	-	1,302	2,715

Loss for the period	(1,060)	(4,120)	(6,461)	(19,722)

Deficit, beginning of period	(55,379)	(51,259)	(44,798)	(25,076)

Deficit, end of period	$(56,439)	$(55,379)	$(51,259)	$(44,798)

Basic and diluted loss per share (note 12)	$(0.04)	$(0.19)	$(0.30)	$(0.93)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
Years ended December 31, 2003 and 2002
Five months ended December 31, 2001 and year ended July 31, 2001

			Five months ended December 31, 2001	Year ended July 31, 2001
	Years ended December 31,

	2003	2002

Cash provided by (used in):
Operations:
Loss for the period	$(1,060)	$(4,120)	$(6,461)	$(19,722)
Adjustment to reconcile loss for the period
to cash flow used in operations:
Depreciation and amortization	2,044	2,307	955	1,073
Amortization of deferred license revenues	(141)	(941)	(903)	(2,093)
Gain on settlement of licensing
arrangements (note 11(a))	-	(6,044)	-	-
Gain on divestiture of technology (note 11(c))	(2,247)	-	-	-
Gain on sale of investment in joint venture	-	-	(167)	-
Gain on disposal of fixed assets	(38)	(32)	-	-
Write-down of leaseholds and assets	29	1,136	-	-
Write-down of pilot facility	-	-	1,302	2,715
Stock-based compensation expense	369	20	-	-
Foreign exchange translation	131	-	-	-
Changes in:
Accounts receivable	759	(106)	(1,658)	5
Inventories	443	2,463	1,477	(3,040)
Prepaid expenses and deposits	211	804	(86)	(695)
Accounts payable and accrued liabilities	(2,634)	837	(799)	(3,061)
Royalties payable	(3,155)	-	-	-
Increase (decrease) in tenure allowance in
excess of amounts funded	114	(233)	104	78
Deferred revenues	442	-	-	-
Other	-	95	-	-

	(4,733)	(3,814)	(6,236)	(24,740)
Investments:
Acquisition of property, plant and equipment	(1,087)	(1,566)	(2,142)	(3,698)
Acquisition of intangible and other assets	(49)	-	(3,315)	(3,999)
Investment in joint venture (net of cash received)	-	(1,222)	-	(2,850)
Collection of loan receivable from Phyto-Source LP	2,369	-	200	-
Proceeds on disposal of fixed assets	763	407	185	-
Proceeds on divestiture of technology (note 11(c))	1,189	-	-	-
Short-term investments	(1,285)	983	9,155	32,378

	1,900	(1,398)	4,083	21,831
Financing:
Issuance of common shares	7,779	199	12	734
Issuance of special warrants	(887)	887	-	633
Repayment of notes payable	(1,151)	422	(51)	(96)
Repayment of demand loans	(887)	(1,593)	63	(12)
Increase in demand loans	2,078	-	-	-

	6,932	(85)	24	1,259

Increase (decrease) in cash and cash equivalents	4,099	(5,297)	(2,129)	(1,650)
Cash and cash equivalents, beginning of period	413	5,710	7,839	9,489

Cash and cash equivalents, end of period	$4,512	$413	$5,710	$7,839

Supplementary information (note 13)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has commenced operations in the nutraceutical/functional food ingredient market in the USA and some international markets.

As the Company is continuing to develop its pharmaceutical library of novel compounds and is planning to conduct further clinical trials on its pharmaceutical compound VP-4, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the successful operation of its manufacturing activities and the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of business, realization of assets and the satisfaction of liabilities in the ordinary course of business throughout the next fiscal year and into the foreseeable future.  The Company has incurred losses from operations and negative operating cash flows in each of the fiscal years ended December 31, 2003 and 2002, the five months ended December 31, 2001, and the fiscal year ended July 31, 2001.  Management’s plans for continued successful operations include continued research and development of the Company’s pharmaceutical and nutraceutical pipelines, raising capital through the sale of equity and seeking additional corporate partners.  In January 2004, the Company raised US$10,750 by way of a private placement (see note 19(b)).  Such financing, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.  These consolidated financial statements do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech Capital Inc., Forbes Medi-Tech (USA) Inc., and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c)

Short-term investments:

Short-term investments consist principally of investment grade commercial paper, bankers’ acceptances and treasury bills with maturities of between three months to one year from the date of purchase and are recorded at the lower of cost or market value.  The carrying value of the short-term investments approximates their market value.

(d)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost.

(e)

Property, plant and equipment and intangible assets:

Property, plant and equipment are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Building and infrastructure	Declining-balance	5%
Production equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	lease term

Significant property, plant and equipment additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(f)

Impairment of long-lived assets and long-lived assets to be disposed of:

Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g)

Disclosure of guarantees:

Effective January 1, 2003, the Company adopted Accounting Guideline 14, Disclosure of Guarantees, which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook Section 3290, Contingencies.  The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standards Board (“FASB”) Interpretation No. 45) but, unlike the FASB’s guidance, does not apply to product warranties and does not encompass recognition and measurement requirements.  The Company has evaluated the impact of adoption of AcG-14 and the disclosures are include in notes 6 and 9.

(h)

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10(e).  Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

The Company accounts for all options granted to employees, including directors, under the settlement method, whereby no compensation cost is recorded for options granted to employees.  Consideration paid by employees as the exercise of stock options is recorded as share capital.  The Company discloses the pro-forma effect of accounting for these awards to employees under the fair value based method (note 10(g)).

The Company accounts for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(i)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for deferral and amortization.  No development costs have been deferred to date.

(j)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(k)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of start-up inventory to net realizable value.

(l)

Government assistance:

Government assistance is accounted for using the cost-reduction method when receipt of the government assistance is reasonably assured.  During the year ended December 31, 2003, the Company received $38 (year ended December 31, 2002 - $12; the five-month period ended December 31, 2001 - $63; year ended July 31, 2001 - $455) of government assistance which has been offset against research and development expense.

(m)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(n)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

The financial statements of the Company’s integrated foreign subsidiaries and joint ventures have been translated into the Canadian dollar functional currency using the temporal method.  Under this method, the financial statements are translated as follows: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(o)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(p)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 7(e) and 19(a)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(q)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, demand loans, and notes payable, approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

2.

Significant accounting policies (continued):

(r)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options (note 10(f)) are anti-dilutive and have been excluded from the weighted average shares outstanding.

(s)

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

Accounts receivable:

	2003	2002

Due from joint venture partner	$-	$2,857
Trade receivables	1,818	614
Note receivable (note 6)	108	459
Taxes recoverable	48	30
Interest and other receivables (note 11(c))	1,340	230

	$3,314	$4,190

4.

Inventories:

	2003	2002

Raw materials and supplies	$387	$687
Finished goods	121	265

	$508	$952

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

5.

Property, plant and equipment:

		Accumulated	Net book
2003	Cost	amortization	value

Land	$77	$-	$77
Building and infrastructure	1,975	(35)	1,940
Leasehold improvements	82	(82)	-
Production equipment	10,865	(1,150)	9,715
Office equipment	155	(83)	72
Computer equipment	290	(197)	93

	$13,444	$(1,547)	$11,897

		Accumulated	Net book
2002	Cost	amortization	value

Land	$77	$-	$77
Building and infrastructure	1,725	(10)	1,715
Leasehold improvements	1,310	(1,304)	6
Production equipment	10,616	(669)	9,947
Office equipment	155	(66)	89
Computer equipment	262	(164)	98

	$14,145	$(2,213)	$11,932

6.

Joint ventures:

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures.

In January 2001 the Company entered into a Formation and Contribution Agreement and on July 17, 2001 formally entered into a 50-50 joint venture (collectively referred to as the “Agreements”) with Chusei (U.S.A.) Inc. ("Chusei USA”) to form Phyto-Source LP (“Phyto-Source”), to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas.

Under these Agreements, the Company contributed US$7,100 towards the construction of a phytosterol manufacturing facility and US$1,000 towards working capital. In addition, the Company loaned Phyto-Source US$4,000 for acquisition of technology from Chusei USA and transferred inventory of raw materials and finished goods priced at US$3,500. As of December 31, 2001, the Company had contributed US$6,750 for construction and working capital, transferred the inventory and advanced the US$4,000 loan.

Further, under these agreements, the Company in some instances, is the selling party for certain phyto-sterol products from Phyto-Source and will be receiving benefit for undertaking this activity.  In addition, Chusei is restricted from separately undertaking sterol selling or manufacturing activities.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

6.

Joint ventures (continued):

In August 2003, the Company was repaid US$3,000 of its original US$4,000 loan receivable from Phyto-Source.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$3,000, three-year term loan at a fixed interest rate of 6%. Southwest Bank has also set up a US$1,500 revolving line of credit for Phyto-Source.  Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Southwest Bank aggregating up to a principal amount of US$4,500, plus interest and costs, representing the US$3,000 term loan and US$1,500 revolving line of credit of Phyto-Source (see note 2(g)).  The guarantee is for the entire term of the borrowing under the arrangements.  If Phyto-Source defaults on the obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantee.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at December 31, 2003, is US$2,500, being the principal amount currently owed under the term loan, plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

As at the end of September 2003, the Company was committed to invest a balance of US$1,350 in Phyto-Source towards completion and operation of the manufacturing facility.  With the consent of the Southwest Bank, this remaining capital commitment by the Company was offset against amounts owed by Phyto-Source to the Company for inventory transferred on formation of the joint venture.

At December 31, 2003, US$1,000 of the Company’s original US$4,000 loan receivable remains outstanding.  Under the terms of the agreements with Southwest Bank, the balance of the Company’s loan receivable from Phyto-Source is subordinated to the indebtedness of Phyto-Source to Southwest Bank.

As a result of the formation of the JV, operations at the Company’s Amqui pilot facility in Quebec were wound down, and at December 31, 2001 the carrying value of the facility was written down to $1,500.  On August 9, 2002, the Amqui pilot facility was sold to a third party for a total of $1,631 resulting in a gain on the sale of $63, net of disposal costs of $68.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 payable in one lump-sum payment of $350 plus interest on May 9, 2003, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2003 total amount of $716 (short-term $108; long-term $608) remains outstanding.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in joint venture operations:

	2003	2002

Current assets	$2,334	$1,348
Property, plant and equipment	11,500	11,093
Intangible and other assets	5,062	6,310

	$18,896	$18,751

Current liabilities	$1,356	$2,248
Demand loans	1,618	-

	$2,974	$2,248

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

6.

Joint ventures (continued):

	January 1,	January 1,	August 1,	July 17,
	2003 to	2002 to	2001 to	2001 to
	December 31,	December 31,	December 31,	July 31,
	2003	2002	2001	2001

Revenue	$10,523	$3,877	$1,850	$354
Expenses	8,654	5,460	2,619	323

Net earnings (loss)	$1,869	$(1,583)	$(769)	$31

7.

Intangible and other assets:

		Accumulated	Net book
2003	Cost	amortization	value

Technology (notes 7(b) and (c))	$6,655	$(1,593)	$5,062
Supply agreements (note 7(d))	1,530	(1,530)	-
Other	35	(16)	19

	8,220	(3,139)	5,081

Long-term receivable (note 7(a))			647
Note receivable, long-term portion (note 6)			608
Tenure allowance			180
Other			76

			$6,592

		Accumulated	Net book
2002	Cost	amortization	value

Technology (notes 7(b) and (c))	$6,655	$(956)	$5,699
Supply agreements (note 7(d))	1,530	(919)	611
Other	35	(15)	20

	8,220	(1,890)	6,330

Long-term receivable (note 7(a))			2,106
Note receivable, long-term portion (note 6)			716
Tenure allowance			151
Other			90

			$9,393

(a)

The long-term receivable represents the long-term balance of US$1,000 (2002 – US$2,667) of the amount due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture under the Agreements (see note 6).  The estimated current portion of nil (2002 - $1,053) has been included in accounts receivable (see note 3).  Interest is charged on the loan equal to prime rates.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

7.

Intangible and other assets (continued):

(b)

In January 2001, the Company acquired certain technology related to the extraction of phytosterols from tall oil pitch for total consideration of $3,500, consisting of a $2,500 cash payment and the issuance of a $1,000 convertible debenture.  In July 2001, this technology and know-how was licensed on a semi-exclusive basis to Phyto-Source as part of the formation of the joint venture.  This technology is being amortized over ten years.  The convertible debenture was repaid in full on December 31, 2003 (see note 9).

(c)

As part of the formation of the joint venture, Phyto-Source acquired from Chusei certain technology related to the manufacture of phytosterols from tall oil pitch for total consideration of $9,945.  This is being amortized over ten years.  The Company’s proportionate share of this technology of $4,973 is reflected in these consolidated financial statements.

(d)

As part of its contribution to the joint venture, Chusei assigned to Phyto-Source a supply agreement with a certain customer, at an agreed value of $3,060.  The agreement expired at the end of 2003 and the Company’s proportionate share of $1,530 was fully amortized as at December 31, 2003.

(e)

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”).  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and may issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5% except for revenues derived from the MLA with Novartis (note 11(a)), where the Company agreed to pay 5% of gross margin received by the Company on direct sales to Novartis and 5% of net sub-licensing fees and royalties received by Forbes from Novartis.  In 2002, the Company terminated the MLA with Novartis, therefore, no further royalties will become payable in the future in respect of the MLA.  Pursuant to the sale of the AD/ADD technology in April, 2003 (see note 11(c)), and a Technology Assignment Agreement and Amendment (the “Assignment Agreement”) between the Company and UBC, the Company issued UBC 2,650 common shares and paid US$48 (net of legal costs).  Under the Assignment Agreement, at December 31, 2003 a balance of a total of 22,350 common shares and cash not exceeding US$74.3 remained owing to UBC (see note 19).

8.

Accounts payable and accrued liabilities:

	2003	2002

Due to joint venture partner (note 6)	$-	$1,067
Trade payables	1,939	2,741
Royalties payable	-	267
Other payables	394	665

	$2,333	$4,740

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

9.

Long-term debt:

	2003	2002

Convertible debenture (note 7(b))	$-	$1,000
Promissory note	215	355
Phyto-Source demand loan	1,618	553
Capital lease obligations	37	-

	1,870	1,908

Current portion	796	1,691

	$1,074	$217

The convertible debenture was repaid during 2003 (see note 7(b)).

The promissory note relates to the lease of the Company's laboratory facilities, and bears interest at the Canadian prime rate plus 1.75% calculated semi-annually.  The promissory note is repayable in monthly installments of $13.  The Company’s lease expires in July of 2005.  In October 2003, the Company sub-leased approximately 9,000 of the 10,000 square foot laboratory facility to Cavendish Analytical Laboratories Ltd. (“Cavendish”) (see note 11(f)).

In 2002, the Phyto-Source demand loan consisted of the Company’s proportionate share of a note payable to the Southwest Bank of Texas in the amount of US$700 repayable in ten equal monthly installments of US$70 beginning January 31, 2003.   The loan was repaid in full, including all relevant interest charges in 2003.   In August 2003, Southwest Bank advanced loan proceeds to Phyto-Source under a US$3,000, three-year term loan at a fixed interest rate of 6%.  Southwest Bank also established a US$1,500 revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes USA and Chusei USA (see notes 2(g) and 6).  At December 31, 2003, the line of credit had not been utilized by Phyto-Source and US$2,500 of the term loan (US$1,500 long-term and US$1,000 short-term) remains outstanding.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares.

(b)

Issued and allotted:

	Number of
	common shares	Amount

Balance, July 31, 2000	20,878,689	$70,527
Exercise of stock options	341,800	734

Balance, July 31, 2001	21,220,489	71,261
Exercise of stock options	4,700	12

Balance, December 31, 2001	21,225,189	71,273
Issued during the fiscal year for cash upon:
Private placement	324,861	211
Share issue costs	-	(12)

Balance, December 31, 2002	21,550,050	71,472
Issued during the fiscal year for cash upon:
Private placement	3,238,634	6,604
Share issue costs	-	(545)
Exercise of stock options	583,000	730
Exercise of warrants	4,677	4
Exercise of special warrants	1,575,000	887
Exercise of broker’s warrants	150,000	97
Issuance of shares pursuant to licensing agreements	2,650	2

Balance, December 31, 2003	27,104,011	$79,251

(c)

Private placement:

In September 2003, the Company raised US$4,810 (Cdn$6,604) by way of a private placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  A total of 254,458 brokers’ warrants were also issued in connection with the placement.  The brokers’ warrants have the same terms as the warrants issued to investors.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(d)

Special warrants:

Special warrant financing of:

                                                                                                        Number                        Amount

$975 (net of issue costs of $88)                                                                                1,500,000                                        887

In August 2002, The Company issued 324,861 units at $0.65 per unit for net cash proceeds of $0.2 million.  Each unit consisted of one common share plus 0.08 of a common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at $1.00 per share until March 10, 2004.  4,677 warrants were exercised in 2003.  All remaining warrants were exercised by March 10, 2004.  In September 2002, the Company issued 1,500,000 special warrants at a price of $0.65 per special warrant for cash proceeds net of financing costs of $887.  Each special warrant was exercisable without payment of additional consideration for one common share of the Company on the earlier of January 24, 2003 and three business days following the issuance of receipts from the B.C. or Ontario Securities Commissions for a prospectus qualifying the distribution of the common shares.  In the event that such receipts were not issued by December 8, 2002, each special warrant would be exercisable without payment of additional consideration for 1.05 common shares of the Company until January 24, 2003.  In December 2002, the special warrant holders waived the requirement for the Company to file and obtain receipts for a prospectus.  Accordingly, on January 24, 2003, the 1,500,000 special warrants were converted into common shares of the Company at a rate of 1.05 common shares for one special warrant.  This resulted in the issuance of 1,575,000 common shares of the Company.

As part of the issue of special warrants on September 25, 2002 the Company issued 150,000 brokers’ warrants to Dominick & Dominick Securities Inc.  Each brokers’ warrant was exercisable into one common share of the Company at a price of $0.65 per common share until March 24, 2004.  As at December 2003, all 150,000 brokers’ warrants were exercised.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(e)

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants ("optionees") for up to 5,000,000 shares of common stock. Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors. Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest ratably over an 18-month or two-year period. The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years. No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

(f)

Company's Stock Option Plan as at December 31, 2003 and December 31, 2002, and changes during the periods then ended:

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(g)

During the year ended December 31, 2003, the Company granted 1,361,100 options to directors, officers and employees at exercise prices ranging from $0.66 to $2.77 per share.  These options had terms of five years at the date of grant.  The weighted average fair value of the options granted to employees in 2003 is $1.52 (2002 - $0.61).  In accordance with the Company’s stated accounting policy (note 2(h)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

The Company also granted 163,000 options to non-employees during fiscal 2003 at exercise prices ranging from $0.66 to $2.23 per share.  These options have vesting periods ranging from 1.0 to 2.0 years and terms of five years.  The fair value of the 163,000 options granted to non-employees during fiscal 2003 has been estimated at $724 at December 31, 2003 and is being amortized to expense over the applicable vesting periods.  The total expense recorded in 2003 amounted to $369.

The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee and non-employee stock-based compensation plans.  The pro forma adjustments presented below pertain to the options granted to employees since adoption of the new stock-based compensation standards on January 1, 2002 as described in note 2(h).  The pro forma disclosure does not include the effect of awards granted before January 1, 2002.

Reconciliation of pro forma net loss to common shareholders:

	2003	2002

Net loss as reported	$(1,060)	$(4,120)

Pro forma adjustment	(729)	(422)

Pro forma net loss	$(1,789)	$(4,542)

Pro forma basic and diluted loss per share	$(0.07)	$(0.21)

The fair value of the options granted to employees and non-employees in 2003 and 2002 has been estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

	2003	2002

Expected dividend yield	0%	0%
Expected volatility	146%	114%
Risk-free interest rate	3.0%	3.0%
Expected lives	2-5 years	3 years

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

10.

Share capital (continued):

(h)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

11.

Commitments, contractual obligations and contingencies:

(a)

Novartis Strategic Alliance and Exclusive Master License Agreement:

During the year ended July 31, 1998, the Company entered into an option agreement with Novartis Consumer Health AG ("Novartis”) related to licensing a plant-based sterol composition developed by the Company.  On April 16, 1999, the Company entered into a Strategic Alliance and Exclusive Master License Agreement (“MLA”) with Novartis regarding the Company's unique plant-based sterol composition (PhytrolTM), a potential functional food ingredient for lowering cholesterol.

Under the MLA, Novartis had exclusive worldwide rights to use or sub-license PhytrolTM (consumer branded as ReducolTM) for use in functional foods, dietary supplements and over-the-counter products.  The Company received upfront payments, advance royalties, a manufacturing upcharge, milestone payments and royalties based on net sales.  The Company was committed to paying a 5% royalty to UBC on all monies received under this agreement (see note 7(e)).  The Company was responsible for ingredient research, manufacturing and supply in its collaboration with Novartis. Novartis was responsible for clinical trials, regulatory approvals and commercialization of products, including any sub-licensing.

The MLA was for a term of five years, with a provision for successive two-year renewal periods at the option of Novartis. The Agreement contained clauses whereby either party could terminate the Agreement upon the occurrence of certain events including:  (i) certain milestones relating to the development and commercialization of PhytrolTM not being achieved; or (ii) a significant change in the economics of the commercialization of PhytrolTM.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA (“Novartis SA”) to settle the licensing arrangement and re-acquire the rights to Reducol™.  Under the terms of the agreement, the Company has agreed to pay Novartis SA a total of US$2,500 (Cdn$3,842).  In settling the licensing arrangement, the Company eliminated deferred revenue of $9,857 and accounts payable of $90 and hence recognized a gain of $6,044, net of transaction costs of $61.  Of the US$2,500 total cost, US$500 was paid, on signing, by way of offset against funds owed by Novartis SA to Forbes. The balance of US$2,000 was to be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003.  In December, 2003, the Company paid all remaining amounts owed to Novartis in connection with the acquisition of rights to Reducol™.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

11.

Commitments, contractual obligations and contingencies (continued):

(b)

University of British Columbia laboratory facility:

In mid-2002, the Company scaled down its research work performed at its biotechnology research laboratory at the University of British Columbia (“UBC”).  Certain laboratory assets with net book value of $97 were sold for proceeds of $66 resulting in a loss on sale of $31.  Other lab equipment with a net book value of $201 was contributed in kind to UBC as a prepayment for research costs, $150 of which was utilized for research work and expensed during 2003.  The remaining laboratory assets and leasehold improvements were written down by $1,136 to $763 being the lower of carrying amount or fair value less cost to sell as at December 31, 2002.  In 2003, the bulk of the laboratory space was sub-leased and remaining laboratory equipment was sold or leased to the sub-lessee (see note 11(f)).  The Company sold laboratory equipment with net book value of $268 to Cavendish Analytical Laboratories Ltd. for $305.

(c)

Manufacturing agreement with Fermic:

In August 2000, the Company entered into a manufacturing agreement with Fermic, S.A. DE C.V. (“Fermic”) for the commercial production of AD and ADD.  The agreement provided for an initial term of three years, expiring September 15, 2003, and for automatic renewals for one-year terms unless terminated by either party.  In mid-2002, further activities regarding the processing of AD and ADD were suspended as the Company focused on licensing opportunities for the technology.    In April of 2003, the Company sold its AD/ADD technology to a large multi-national pharmaceutical firm for gross proceeds of US$1,900 (Cdn$2,624).  As at December 31, 2003 a balance of US$950 remains outstanding (see note 19).

(d)

Tenure allowance:

On January 11, 1999, the shareholders approved agreements with three key executive officers ("Executives") that provide for tenure allowances for services provided to the Company. Between the ages of 60 and 85, each Executive will be entitled to receive an allowance, provided the Executive has continued to provide his service to the Company to specified qualification dates which range from March 1, 2002 to January 1, 2005.  By 2002, two of these executives resigned from the Company prior to the date that the tenure allowance would have vested.  Accordingly in 2002, the tenure allowance liability was reduced by $436 with a credit to general and administrative expenses.  One key executive remains subject to the above-noted plan.

The Company is recording the cost of these allowances over the term from the date of shareholders' approval to the applicable qualification date.

The net tenure expense (recovery) for the period ended December 31, 2003 is $163 (2002 - $(22); five month period ended December 31, 2001 - $139; year ended July 31, 2001 - $128).

(e)

Research agreements:

As at December 31, 2003, the Company has not recorded future funding commitments under various research agreements totaling $1,682 of which $590 relates to ongoing clinical trials (2002 - $759).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

11.

Commitments, contractual obligations and contingencies (continued):

(a)

Cavendish Analytical Laboratories Ltd.

In October 2003 the Company entered into a series of agreements with Cavendish Analytical Laboratory Ltd. (“Cavendish”) of Vancouver, British Columbia to conduct further research activities for the Company, and for the lease from the Company by Cavendish of certain equipment and the sublease by Cavendish of most of the Company’s laboratory facilities at UBC.  Cavendish also purchased certain laboratory equipment from the Company at a price of $305 (note 11(b)).  The research agreement signed by the Company and Cavendish is for a two-year period and requires Cavendish to carry out a minimum of $200 of analytical chemistry services and $200 of synthetic chemistry services in each year, with the services being valued at the preferred customer rates set out in the agreement.  At December 2003, the Company has pre-paid $300 of the first year’s services, and approximately one half of these fees had been utilized by research activities and were expensed in 2003.  The service fees for the second year will be paid at $17 per month.  Cavendish, in turn, is paying to the Company approximately $24 per month until June 28, 2005 to rent certain laboratory equipment and sub-lease approximately 9,000 of a total of 10,000 square feet of laboratory facilities on the UBC campus.  At the end of the lease term, Cavendish will have the option to purchase the leased equipment for approximately $200.

12.

Loss per share:

The basic loss per share figures are calculated using the weighted average number of shares outstanding during the year of 24,449,696 (2002 – 21,766,440; five month period ended December 31, 2001 – 21,225189; year ended July 31, 2001 – 21,171,325).

13.

Supplementary information:

	Year ended December 31,		Five months ended December 31,	Year ended July 31,
	2003	2002	2001	2001

Interest paid	$257	$218	$43	$99
Non-cash transactions:
Note receivable acquired on
sale of pilot facility	-	1,200	-	-
Prepayment of research
costs by transfer of property,
plant and equipment	-	201	-	-

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

14.

Related party transactions:

During the period, the Company paid or accrued to companies controlled by directors or officers:

			Five months ended December 31,
				Year ended July 31,
	Year ended December 31,
	2003	2002	2001	2001

Legal fees and share issue costs Consulting	$31	$292	$133	$468
	198	171	-	-

	$229	$463	$133	$468

15.

Concentration of sales:

For the year ended December 31, 2003 and 2002, substantially all of the Company’s revenue was generated from two customers.

16.

Income taxes:

The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2003	2002

Non-capital loss carry-forwards	$6,683	$6,049
Research and development expenditures deferred for
income tax purposes	11,096	11,600
(Excess) deficiency of property, plant and equipment and
intangible assets over tax values	(616)	276
Share issue costs	246	348
Other	259	296

Total gross future income tax assets	17,668	18,569
Valuation allowance	(17,668)	(18,569)

Net future income tax assets	$-	$-

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2003, the Company has scientific research and experimental development expenditures in the amount of $31,168 (2002 - $32,584) available for carry-forward indefinitely to reduce future taxable income.  The Company also has approximately $6,692 (2002 - $6,714) of unclaimed investment tax credits expiring between 2004 to 2012, available to reduce future income taxes otherwise payable.  The Company also has non-capital losses in the amount of $18,828 available to offset future taxable income expiring at various dates through to 2010.  The future tax benefits of these expenditures, investment tax credits and non-capital losses have been offset by a valuation allowance. The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year the valuation allowance is reduced.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

16.

Income taxes (continued):

Realization of the related future tax asset is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future asset will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

Income tax recoveries attributable to losses from operations differs from the amounts calculated by applying the combined Canadian federal and provincial income tax rates to pretax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

17.

Lease commitments:

The Company is committed under operating lease agreements for premises to lease payments in the following amounts:

2004	$707
2005	489
2006	206
2007	201

$1,603

18.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ, in certain respects, from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and pursuant to the Securities and Exchange Commission’s rules and regulations (“United States GAAP”).  Significant differences to these consolidated financial statements are as follows:

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(a)

Consolidated statement of operations and deficit:

				Five months ended December 31,
					Year ended July 31,
		Years ended December 31,

		2003	2002	2001	2001

	Net loss in accordance with Canadian
	GAAP	$(1,060)	$(4,120)	$(6,461)	$(19,722)
	Difference in non-employee stock based
	compensation (note (c)(i))	-	121	(193)	(99)

	Net loss in accordance with United States
	GAAP	(1,060)	(3,999)	(6,654)	(19,821)
	Deficit, beginning of year, United States
	GAAP	(57,170)	(53,171)	(46,517)	(26,696)

	Deficit, end of year, United States GAAP	$(58,230)	$(57,170)	$(53,171)	$(46,517)

	Weighted average number of shares
outstanding		24,449,696	21,766,440	21,225,189	21,171,325

	Basic and diluted loss per share	$(0.04)	$(0.18)	$(0.31)	$(0.94)

(b)	Consolidated balance sheet:

		2003		2002
		Canadian	United States	Canadian	United States
		GAAP	GAAP	GAAP	GAAP

	Shareholders’ equity:
	Additional paid-in capital from stock
	based compensation	$-	$1,791	$-	$1,791
	Deficit	(56,439)	(58,230)	(55,379)	(57,170)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(c)

Differences:

(i)

Under Canadian GAAP, compensation expense is recognized for stock options issued to non-employees in accordance with the fair value based method as described in note 2(h) for grants made on or after January 1, 2002.  Under United States GAAP, the fair value of stock options grants to non-employees since 1995 is accounted for as compensation.  The fair value of the stock options granted to non-employees during the years ended December 31, 2003 and 2002, the five month period ended December 31, 2001 and the year ended July 31, 2001 was estimated at the dates the options vest and were earned by the non-employees using the Black-Scholes option-pricing model and the following weighted average assumptions:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	155%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Term of options	5.0 years	1.5 - 4.0 years	1.3 – 4.4 years	0.4 – 4.6 years

(ii)

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to proportionate consolidation.  The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition.  However, reconciliation of this difference has been omitted in accordance with SEC rules and regulations.

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation:

For United States GAAP purposes, the Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, for stock options granted to employees.  As allowed by SFAS 123, the Company follows the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and Related Interpretations, (APB 25) in measuring compensation expense for employee options.  The application of APB 25 results in no compensation expense being recognized for stock-based compensation plans for employees in the years ended December 31, 2003 and 2002 because none of the options were granted with an exercise price below market price at the date of grant.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(d)

Supplementary information for U.S. GAAP purposes on stock-based compensation (continued):

The fair value of each option grant to employees is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	146%	114%	90%	80%
Risk-free interest rate	3.00%	3.00%	3.00%	3.00%
Expected life of options	2 – 5 years	3 years	1.6 – 9 years	2 – 9.4 years

The weighted average fair value of the options granted is $1.52 (December 31, 2002 - $0.61; December 2001 - $1.97; July 2001 - $2.12).  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.  Had recognized compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the provisions of SFAS 123 and the assumptions set out above, the Company’s net loss and loss per share under United States GAAP would have been as follows:

			Five months ended December 31,
				Year ended July 31,
	Years ended December 31,
	2003	2002	2001	2001

Net loss in accordance with United
States GAAP, as reported	$(1,060)	$(3,999)	$(6,654)	$(19,821)
Add: Employee stock-based
compensation expense
(recovery), as reported	-	-	-	-
Deduct: Employee stock-based
compensation expense
determined under the
fair value method	(823)	(2,307)	(1,336)	(3,769)

Pro forma net loss	$(1,883)	$(6,306)	$(7,990)	$(23,590)

Pro forma – basic and diluited
net loss per share	$(0.08)	$(0.29)	$(0.38)	$(1.11)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the relating long-lived asset.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which addresses the financing accounting and reporting for costs associated with exit or disposal activities.  SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities.  As a result, SFAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring.  SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective beginning the Company’s third quarter of 2003.

The adoption of SFAS No. 143, SFAS No. 146, SFAS No. 148 and SFAS No. 150 did not have a material affect on the Company’s financial results.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

18.

United States generally accepted accounting principles (continued):

(e)

Recent accounting pronouncements (continued):

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee of third party debt held by Phyto-Source (note 6) and determined that it was nominal.  As a result, no value has been reflected under US GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables.  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 45 nor FIN 46 are expected to currently impact the Company’s financial statements.

19.

Subsequent events:

(a)

AD/ADD technology divestiture:

In January of 2004, the Company received the final balance of US$950 with respect to the sale of its AD/ADD technology in April of 2003.  With respect to the sale of this technology and a Technology Assignment Agreement and Amendment with the University of British Columbia (“UBC”), the Company issued a final balance of 22,350 common shares and paid US$37 to UBC (see notes 7(e) and 11(c)).  For the sale of the technology the Company received a net amount of US$1,627 (Cdn$2,247), net of commissions and assignment fees.  Effective January 6, 2004, the original AD/ADD License Agreement dated July, 1995 was terminated via a Termination Agreement and Release.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

Five months ended December 31, 2001 and year ended July 31, 2001

19.

Subsequent events (continued)

(b)

Financing:

On January 6, 2004, the Company completed a private placement of units to raise US$10,750 resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2 per share (approximately Cdn$13,824 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 146,250 broker’s warrants, which have the same terms as the warrants issued to the investors.  In connection with this private placement, the Company also issued affiliates of a US registered broker warrants exercisable to acquire 254,458 common shares as an advisory fee.

(c)

Stock options:

On January 9, 2004, 245,000 stock options were granted to employees of the Company and 5,000 to non-employees with an expiry date of January 9, 2009 at an exercise price of $3.69 per option.

In January 2004, Forbes appointed Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  As part of Dr. Topol’s appointment to the Company’s MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company’s pharmaceutical R&D platform relating to cardiovascular health, on January 9, 2004 options to purchase up to 1,000,000 common shares were granted to Dr. Eric Topol subject to regulatory and shareholder approval.  Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.  All options have an exercise price of Cdn$3.69.